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                          [LETTERHEAD OF EXPEDIA, INC.]

                                February 11, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Division of Corporation Finance

Re:  Expedia, Inc.: Withdrawal of Registration Statement on Form S-3
     ---------------------------------------------------------------
     (File No. 333-81240)
     --------------------

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), Expedia, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Registrant's Registration Statement on Form S-3 (File No. 333-81240), together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because as a result of the recent acquisition of a controlling interest in the Registrant by USA Networks, Inc. (the "Transaction"), certain of the selling security holders named in the Registration Statement were not issued the securities whose resale was to be registered under the Registration Statement. As a result, such selling security holders no longer need to have such securities registered for resale under the Registration Statement. With respect to selling security holders who were issued securities in the Transaction, the Registrant has decided not to register such securities for resale under the Registration Statement. No securities were sold or will be sold under the Registration Statement.

     The filing fee of $20,093 for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Registrant understands that, pursuant to Rule 457(p) of the Act, such fee may be offset against the total filing fee(s) due for subsequent registration statements filed by the Registrant prior to January 22, 2007.

     If you have any questions on this request for withdrawal, please do not hesitate to contact me on (425) 564-7200.

                                    Very truly yours,

                                    By: /s/ Richard N. Barton
                                        ----------------------------------------
                                    Name:  Richard N. Barton
                                    Title: President and Chief Executive Officer

CC:  Susan Greer
     Max Webb
          Securities and Exchange Commission
     David Compton
          The Nasdaq Stock Market, Inc.
     Peter Lyons
          Shearman & Sterling
     Andrew Nussbaum
     Pamela Seymon
          Wachtell, Lipton, Rosen & Katz
     Richard Dodd
          Preston Gates & Ellis